UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March, 2007	File No. 001-33113

e-Future Information Technology Inc.

(Name of Registrant)

No. 10 Building, BUT Software Park

No.1 Disheng North Street, BDA

Yizhuang District, Beijing 100176, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  ☒    FORM 40-F  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

This Form 6-K/A amends and supplements the Form 6-K filed at 6:08:06 a.m. on March 15, 2007 (accession no. 0001193125-07-054978) by e-Future Information Technology Inc. by attaching an amended Exhibit 99.1, the form of Securities Purchase Agreement by and among e-Future Information Technology Inc. and the buyers named therein and a new Exhibit 99.7, a form of Voting Agreement executed by e-Future Information Technology Inc. and the shareholders named therein.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K/A to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2007	e-Future Information Technology Inc.
(Registrant)

	By:	/s/ Adam Yan
	Name:	Adam Yan
	Title:	President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Exhibit Description
99.1	Form of Securities Purchase Agreement dated March 13, 2007.

99.7	Form of Voting Agreement dated March 13, 2007.

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